                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of  21 January, 2010

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	21 st January 2010

AIB
announces

Government of
Ireland
 Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009

Allied Irish Banks, p.l.c. ("AIB") [NYSE: AIB] announces that the company
including

its international branches and subsidiaries, AIB Group (UK) p.l.c., AIB Bank (CI) Limited and Allied Irish Banks North America Inc., have today become participating institutions for the purposes of the Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009.

Details and further information of the guarantee scheme are available at
htpp://www.finance.gov.ie
 and
htpp://www.ntma.ie

- ENDS
 -

For further information please contact:

Alan Kelly	alan.j.kelly@aib.ie	+353 1 6412162
Rose O'Donovan	rose.m.o'donovan@aib.ie	+353 1 6414191
Peter Walsh	peter.l.walsh@aib.ie	+353 1 6417803

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date  21 January, 2010

                                                        By: ___________________
                                     John O'Donnell
                                                   Group Director, Finance,
                                                              Risk and Enterprise Technology
                                                   Allied Irish Banks, p.l.c.